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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

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                               (AMENDMENT NO. 1)

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            GRC INTERNATIONAL, INC.
                           (NAME OF SUBJECT COMPANY)

                            GRC INTERNATIONAL, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   361922107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                THOMAS E. MCCABE
                             SENIOR VICE PRESIDENT,
               DIRECTOR OF CORPORATE DEVELOPMENT, GENERAL COUNSEL
                            GRC INTERNATIONAL, INC.
                               1900 GALLOWS ROAD
                             VIENNA, VIRGINIA 22182
                                 (703) 506-5000
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
 RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                           MICHAEL A. SCHWARTZ, ESQ.
                            WILLKIE FARR & GALLAGHER
                               787 SEVENTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 728-8000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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     This Amendment No. 1 to the Solicitation/Recommendation Statement on
Schedule 14D-9 initially filed on February 14, 2000 (as amended, the "Schedule 14D-9") of GRC International, Inc., a Delaware corporation, relates to the offer by LMN Corporation, a Delaware corporation and a wholly owned subsidiary of AT&T Corp., a New York corporation, to purchase all outstanding shares of the common stock of GRC International, Inc., par value $0.10 per share, for a purchase price of $15.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 22, 2000, and in the related Letter of Transmittal. This Schedule 14D-9 is being filed on behalf of GRC International, Inc.

ITEM 1.  SUBJECT COMPANY INFORMATION.

     The name of the subject company is GRC International, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 1900 Gallows Road, Vienna, Virginia 22182, Telephone: (703) 506-5000.

     The title of the class of equity securities to which this Statement relates is the common stock, par value $0.10 per share (the "Common Stock"), of the Company. As of January 31, 2000, there were 12,485,268 shares of Common Stock outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     The filing person is the subject company.

     This Statement relates to the tender offer disclosed in a Tender Offer Statement on Schedule TO dated February 22, 2000 (the "Schedule TO") of AT&T Corp., a New York corporation ("AT&T"), and its wholly owned subsidiary, LMN Corporation, a Delaware corporation ("Purchaser"), to purchase all of the outstanding shares of Common Stock (the "Shares") at a price of $15.00 per Share (the "Per Share Amount"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 22, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (which, as amended or supplemented from time to time, collectively constitute the "Offer"). A copy of the Offer to Purchase and the related Letter of Transmittal have been filed as Exhibit 1 and Exhibit 2 hereto, respectively, and each is incorporated herein by reference.

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of February 14, 2000 (the "Merger Agreement") among the Company, AT&T and Purchaser. The Merger Agreement provides, among other things, that on the second business day after satisfaction or waiver of the conditions set forth in the Merger Agreement (or on such other date as AT&T and the Company may agree), Purchaser will be merged (the "Merger") with and into the Company, and the Company will continue as the surviving corporation (the "Surviving Corporation").

     According to the Schedule TO, the address of the principal executive offices of AT&T and Purchaser are located at 32 Avenue of the Americas, New York, New York 10013-2412.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to
Schedule 14f-1 (the "Information Statement") which is attached as Schedule II hereto and is incorporated herein by reference. Except as described herein (including in the Exhibits hereto and in Schedule II hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date hereof there exists no material agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Purchaser or Purchaser's executive officers, directors or affiliates.

     The Merger Agreement. The summary of the Merger Agreement contained in the Offer to Purchase, which has been filed with the Securities and Exchange Commission (the "Commission") as an exhibit to the Schedule TO, which is being mailed to stockholders together with this Schedule 14D-9, is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. A copy of the Merger Agreement has been filed as Exhibit 3 hereto and is incorporated herein by reference.

     Interests of Certain Persons in the Transaction. Certain members of the Company's Board of Directors (the "Board") and management may be deemed to have certain interests in the transactions contemplated by the Merger Agreement that are in addition to their interest as stockholders of the Company generally. The Board was aware of and discussed these interests in connection with its consideration and approval of the Merger Agreement. In considering the recommendation of the Board with respect to the Offer and the Merger, the stockholders should be aware of these interests which may present actual or potential conflicts of interest.

     Amendment to Certain Executive Employment Agreements. Gary L. Denman, the Company's President and Chief Executive Officer, has agreed to enter into an Employment and Consulting Agreement with the Company, which would amend and restate his current employment agreement and would become effective on the day the Offer is consummated. Dr. Denman's amended and restated employment and consulting agreement provides that he would continue to serve as President and Chief Executive Officer of the Company for a term of employment of six months from the consummation of the Offer and would serve as a consultant for a period of two years thereafter, unless the consulting agreement is terminated by either party upon 30 days prior written notice. Dr. Denman's compensation would be based on an annual base salary during the term of employment of $330,000 and an annual bonus of $250,000, both pro-rated for the term of employment. Dr. Denman's employment agreement also provides for an automobile allowance and participation in the Company's health and welfare plans and 401(k) savings plan. At the expiration of the term of employment, the Company would pay to Dr. Denman severance of two times his annual base salary, plus two times his annual bonus in effect prior to the consummation of the Offer, which amount equals $1,162,240, plus a lump sum of $10,000 in satisfaction of an obligation under his current employment agreement to provide lifetime dental and vision care insurance. Dr. Denman's unvested options to purchase Shares would be converted into the right to receive the excess of the amount per Share paid in the Offer over the exercise price for such options, on the same basis as other Company employees. Under the agreement, he will receive $75,000 per year for his consulting services plus $2,000 per day for each day of consulting services provided in excess of three days per month. AT&T contemplates that Dr. Denman would join AT&T Government Markets' advisory board as part of the consulting services provided by him under the employment agreement. The Company will pay for continuation coverage for Dr. Denman's medical, dental and vision benefits for two years after the expiration of the term of employment. The foregoing description of Dr. Denman's proposed employment and consulting agreement is qualified in its entirety by reference to the form of such agreement attached as
Exhibit 4 hereto and incorporated herein by reference.

     Michael G. Stolarik, the Company's Executive Vice President and Chief Operating Officer, has entered into an Employment Agreement with the Company and AT&T, which would become effective on the day the Offer is consummated and which amends and restates his current employment agreement with the Company. Mr. Stolarik's amended and restated employment agreement provides that he would continue to serve as Chief Operating Officer of the Company for a period of six months after the consummation of the Offer, and thereafter, in addition, as President, for an initial term of employment ending December 31, 2002. The agreement would automatically renew annually, unless either party gives the other 90 days prior written notice of its intent not to renew. Mr. Stolarik would receive an annual base salary during the term of employment of $240,000, subject to adjustment upon annual review, and would have an annual target bonus of 45% of his base salary. Mr. Stolarik's actual bonus would be determined in part by reference to the Company's performance during the relevant period. Additionally, Mr. Stolarik would receive special cash payments (non-benefit bearing) of $60,000 payable on each of September 1, 2000, September 1, 2001 and September 1, 2002, provided he remains employed by the Company on each of the payment dates. Mr. Stolarik would be entitled to participate in the Company's health and welfare plans and 401(k) savings plan. If Mr. Stolarik's employment were to be terminated by the Company for any reason other than cause prior to the expiration of the initial term of employment, or for any reason after expiration of the initial term of employment, the Company would pay to Mr. Stolarik severance of two times his annual base salary in effect on the date of such

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termination. As soon as practicable after the consummation of the Offer, Mr.
Stolarik would receive options to purchase 30,000 shares of AT&T common stock. Options would vest at the rate of 3,750 per year in each of the first four anniversaries of the consummation of the Offer, with an additional 15,000 Options vesting on the third anniversary. As consideration for the cancellation of Mr. Stolarik's unvested options, the Company would pay Mr. Stolarik cash in the amount of $148,120 on September 1, 2000, $440,300 on September 1, 2001, and $440,230 on September 1, 2002, provided that Mr. Stolarik continues to be employed by the Company on each such date or, if Mr. Stolarik's employment is involuntarily terminated by the Company other than for cause, all such payments not yet paid will be paid as soon as practicable after such termination. The foregoing description of Mr. Stolarik's employment agreement is qualified in its entirety by reference to the above-described agreement entered into by Mr. Stolarik, a copy of which is attached as Exhibit 5 hereto and is incorporated herein by reference.

     James P. Allen, the Company's Chief Financial Officer, has entered into a Separation and Release Agreement that provides for his continued employment with the Company until June 30, 2000. Pursuant to the Separation and Release Agreement, unless he voluntarily resigns or is terminated for cause prior to June 30, 2000, for the duration of his employment he is entitled to receive (i) the same base salary as he received under his former employment agreement, (ii) an additional $200 per month in lieu of previous executive perquisites and (iii) a cash bonus not to exceed $100,000. Upon consummation of the Offer, Mr. Allen will be entitled to receive a severance payment of two times his annual base salary. In addition, unless he voluntarily resigns or is terminated for cause prior to the 30th calendar day following consummation of the Offer, Mr. Allen will be entitled to receive a payment in respect of his unvested stock options equal to 50% of the product of (i) the excess, if any, of the Per Share Amount over the per share exercise price of each such stock option and (ii) the number of Shares subject thereto. The foregoing description of Mr. Allen's Separation and Release Agreement is qualified in its entirety by reference to such agreement, a copy of which is attached as Exhibit 6 hereto and is incorporated herein by reference.

     Thomas E. McCabe, the Company's Senior Vice President, Director of Corporate Development and General Counsel, has been offered a Separation and Release Agreement that provides for substantially the same terms as Mr. Allen's Separation and Release Agreement.

     Stock Option Plans. The Board and its Compensation Committee have adopted amendments to the Company's 1985 Employee Stock Option Plan, the Company's 1994 Employee Stock Option Plan, the Company's 1998 Employee Stock Option Plan, the Company's Cash Compensation Replacement Plan, and the Company's Directors Fee Replacement Plan (collectively, the "Stock Plans") to provide that upon the consummation of the Offer, each then outstanding stock option granted under any of the Stock Plans (the "Options") will be converted into an obligation of the Company to pay cash in an amount in respect thereof equal to the product of (A) the excess, if any, of the per Share price paid for Shares tendered in the Offer over the exercise price of the Option and (B) the number of Shares subject to such Option, less any income or employment tax withholding required under the Code or any provision of foreign, state or local law. Holders of Options that are exercisable as of the consummation of the Offer will receive the cash payment described above as soon as reasonably practicable following consummation of the Offer. Holders of Options that are not exercisable as of the consummation of the Offer and that were granted under the Company's 1985, 1994 or 1998 employee stock option plan will receive such cash payment at the time each such unvested Option would otherwise have become exercisable subject to the satisfaction of the terms and conditions set forth in the applicable option award agreement and the plan under which such Option was granted, or at such earlier date as may be determined by AT&T in its sole discretion. If the holder's employment or service with the Company or any of its subsidiaries is involuntarily terminated for reasons other than "cause" (as defined in the Merger Agreement) following the consummation of the Offer, the Company or the Surviving Corporation, as applicable, will make the payment of the amount described above shortly after such termination. Holders of Options granted under the Company's Cash Compensation Replacement Plan or the Company's Directors Fee Replacement Plan, whether or not such Options are exercisable as of the consummation of the Offer, will receive the payment described above as soon as reasonably practicable following the consummation of the Offer. Each deferred stock unit credited to a director's account under the Company's terminated Director Retirement Plan will be converted into the right to receive cash in an amount equal to the product of (A) the

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per Share price paid for Shares tendered in the Offer and (B) the number of deferred stock units held by such director.

     Indemnification; Directors' and Officers' Insurance. Pursuant to the Merger Agreement,and subject to the limitations on indemnification contained in the Delaware General Corporation Law, the Company will, to the fullest extent permitted under applicable law and regardless of whether the Merger becomes effective, and after the effective time of the Merger (the "Effective Time"), the Surviving Corporation will for a period of six years following the Effective Time, to the fullest extent permitted under applicable law, and AT&T will, for such six-year period, to the extent the Company or the Surviving Corporation would be required or permitted under applicable law, indemnify and hold harmless each director and officer of the Company (collectively, the "Indemnified Parties") from and against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to matters relating to their duties or actions in their capacity as officers and directors in connection with any of the transactions contemplated by the Merger Agreement and existing at the Effective Time, including without limitation liabilities arising under the federal securities laws in connection with the Offer or the Merger. In the event of any such claim, action, suit, proceeding or investigation (whether arising prior to or after the Effective Time), the Company or the Surviving Corporation will advance the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel must be reasonably satisfactory to the Company or the Surviving Corporation, as applicable, promptly as statements for such fees and expenses are received (provided the person to whom such expenses are advanced provides a customary undertaking complying with applicable law to repay such advances if it is ultimately determined that such person is not entitled to indemnification). The Company, AT&T (after the consummation of the Offer) and the Surviving Corporation will cooperate in the defense of any such matter. However, none of the Company, AT&T or the Surviving Corporation will be liable for any settlement effected without its prior written consent. For six years after the Effective Time, AT&T will cause to be maintained or obtained officers' and directors' liability insurance covering the Indemnified Parties who are currently covered by the Company's officers and directors liability insurance policy with respect to matters or events occurring prior to the Effective Time on terms not less favorable than those in effect on the date of the Merger Agreement in terms of coverage and amounts to the extent available. However, if the aggregate annual premiums for such insurance at any time during such period exceed 150% of the per annum rate of premium paid by the Company for such insurance as of the date of the Merger Agreement, then AT&T will be required to provide the maximum coverage then available at an annual premium equal to 150% of such per annum rate as of the date of the Merger Agreement. The Surviving Corporation is required to continue in effect, without amendment, repeal or modification in any manner that would adversely affect the rights of the persons entitled to their protections and privileges, the indemnification provisions provided on the date of the Merger Agreement by the Company's by-laws for a period of not less than six years following the Effective Time. Neither the Company nor the Surviving Corporation will have any obligation under the indemnification provisions of the Merger Agreement to indemnify any Indemnified Party against any cost, expense, judgment, fine, loss, claim, damage, liability or settlement amount found to have resulted solely from such Indemnified Party's own gross negligence or willful misconduct.

     If the Surviving Corporation or any of its successors or assigns consolidates with or merges into any other entity and is not the continuing or surviving corporation or entity of such consolidation or merger, or transfers all or substantially all of its properties and assets to any entity, then proper provision will be made so that the successors and assigns of the Surviving Corporation assume the obligations contained in the indemnification provisions of the Merger Agreement.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) RECOMMENDATION OF THE BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE OFFER, THE MERGER AND THE MERGER AGREEMENT AND HAS DETERMINED THAT THE TERMS OF EACH ARE ADVISABLE, FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS STOCKHOLDERS AND RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.
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     A letter to the Company's stockholders communicating the Board's recommendation and the press release announcing the execution of the Merger Agreement and related transactions are filed as Exhibits 7 and 8 hereto, respectively, and are incorporated herein by reference.

     (b)(i) BACKGROUND OF THE OFFER; CONTACTS WITH AT&T

     In November 1999, Joseph R. Wright, Jr., the Company's Chairman, received an unsolicited inquiry from a mid-size, publicly traded company with substantial government contracting operations (the "Initial Offeror") concerning an acquisition of the Company by the Initial Offeror. Subsequent to that inquiry, representatives of the Company spoke with representatives of Banc of America Securities to discuss Banc of America Securities' general perspective on the government contracting market and valuations of companies in that industry.

     On December 13, 1999, a representative of Lehman Brothers, AT&T's financial advisor, contacted Peter A. Cohen, Vice Chairman of the Board, and indicated AT&T's interest in exploring a business relationship with the Company. Following discussions with Mr. Wright and other senior members of the Company's management, Mr. Cohen informed the Lehman Brothers' representative that if AT&T were interested in further discussions, it would be desirable for AT&T promptly to clarify its interest. At the same time, a meeting between the parties was scheduled for December 22, 1999.

     On December 17, 1999, representatives of the Company and the Initial Offeror met at the request of the Initial Offeror. At that meeting, the Initial Offeror proposed an acquisition of the Company structured as a tax-free exchange with a nominal value of $15.50 of the Initial Offeror's common stock for each Share. The proposal was based on the assumption that the transaction could be accounted for as a pooling of interests and would contain a collar mechanism to be determined prior to execution of a definitive agreement. The Initial Offeror indicated that, because of other transactions it was contemplating, a definitive agreement would have to be signed no later than January 10, 2000. On December 21, 1999, the Initial Offeror confirmed its proposal to the Company in a letter to Joseph Wright, Chairman of the Board.

     During the week of December 20, 1999, the Company retained Banc of America Securities as its financial advisor, and representatives of Banc of America Securities and the Initial Offeror's financial advisor held a series of discussions on a possible collar mechanism to provide greater certainty as to the value of the Initial Offeror's common stock that would be received by the Company's stockholders if a transaction were to be concluded with the Initial Offeror.

     On December 21, 1999, AT&T and the Company executed a confidentiality agreement.

     On December 22, 1999, representatives of AT&T and a representative of Lehman Brothers, AT&T's financial advisor, met with Gary L. Denman, the Chief Executive Officer of the Company, and James P. Allen, the Chief Financial Officer of the Company. At that meeting, Dr. Denman and Mr. Allen reviewed the Company's businesses and operations. At the conclusion of the discussions, AT&T's representatives indicated to Dr. Denman and Mr. Allen AT&T's interest in exploring a potential acquisition of the Company. In response, the Company's executives stated that the Company was considering a proposal that it had received from a third party regarding a transaction involving the Company, and requested that AT&T further clarify its interest. The Company's executives also indicated that the Board would not likely be receptive to a proposal from AT&T that valued the Shares at less than $15.00 per Share. On December 27, 1999, AT&T's representative informed the Company that AT&T was preparing a letter to clarify its interest.

     On December 28, 1999, AT&T provided a letter to Dr. Denman, which indicated AT&T's non-binding interest in acquiring the Company for cash at a purchase price in the range of $14.00 to $15.50 per Share, subject to satisfactory completion of due diligence investigations and negotiation of definitive transaction documents. In its letter, AT&T requested of the Company that AT&T be permitted to proceed with due diligence activities and that the Company negotiate with AT&T on an exclusive basis through January 31, 2000. Over the next several days, representatives of AT&T and the Company and their respective financial advisors held numerous conversations regarding AT&T's indication of interest.

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     On December 29, 1999, representatives of the Initial Offeror met with senior members of the Company's management and Banc of America Securities, at the request of the Initial Offeror, to discuss further the acquisition proposal by the Initial Offeror and to answer any questions the Company might have as to that proposal.

     On December 30, 1999, the Board held a special meeting to discuss the two competing proposals. At the meeting, Banc of America Securities, which had been formally retained as the Company's financial advisor, described the respective proposals from the Initial Offeror and AT&T, and Dr. Denman described the respective strategies of the two companies in the government services marketplace. After a discussion of the two proposals, the Board of Directors reconstituted its Executive & Nominating Committee (the "Executive Committee") to consist of Mr. Wright, Mr. Cohen, Dr. Denman, Frank J.A. Cilluffo and Dr. Gerald McNichols. The Board then authorized the Executive Committee to enter into discussions with both potential acquirors, to work with Banc of America Securities to gather any additional information that might be relevant and to try to improve both offers in advance of its next meeting, which was scheduled for January 4, 2000.

     Following the Board meeting December 30, 1999, at the request of the Company, a representative of Banc of America Securities contacted a representative of AT&T and stated that the Company was not interested in pursuing further discussions regarding a potential acquisition transaction at the lower end of AT&T's indicated price range, but would be willing to explore a potential acquisition transaction based at the higher end of AT&T's indicated range. Later that day, the AT&T representative informed the representatives of Banc of America Securities of AT&T's willingness to proceed with further discussions based on a $15.00 per Share transaction price.

     Over the next several days, the parties held a number of discussions regarding, among other matters, AT&T's intentions with respect to the Company's workforce and operations in the event that AT&T were to acquire the Company.

     Having been advised that it should submit its best offer to the Company before the January 4 Board meeting, the Initial Offeror sent a letter to Mr. Wright that morning reiterating its offer and revising the collar mechanism that had previously been discussed between Banc of America Securities and the Initial Offeror's financial advisor. The proposal still provided for a nominal value of $15.50 of Initial Offeror common stock subject to the revised collar mechanism. The letter repeated the tight time constraints of the Initial Offeror's proposal, requiring the signing of a definitive agreement no later than January 9, 2000 and a joint announcement of a transaction before the market opening on January 10, 2000. The letter indicated that the Initial Offeror required an affirmative answer to its proposal by 5:00 p.m. that day.

     At its January 4, 2000 meeting, the Board discussed the competing proposals and Banc of America Securities advised the Board of its belief that both proposals could be considered fair from a financial point of view. The Board also considered a number of factors relating to the competing proposals, including the nature of the consideration and related concerns as to the volatility of the Initial Offeror's stock and the fact that the Initial Offeror's proposal would require more time to consummate. At the conclusion of the discussion, the Board unanimously authorized the Executive Committee, working with Banc of America Securities, to explore the possibility of an improvement in AT&T's offer, but in any case to enter into a period of exclusivity with AT&T so that AT&T could undertake a due diligence review of the Company. The Board further authorized the Executive Committee, working with Banc of America Securities and the Company's legal advisors, to attempt to negotiate a satisfactory definitive agreement that could be presented to the Board at or before its next regularly scheduled meeting on January 27, 2000.

     Following the meeting of the Board on January 4, 2000, a representative of Banc of America Securities contacted an AT&T representative. He stated that the Board was willing to proceed with negotiations with AT&T on an exclusive basis regarding a potential acquisition of the Company based on AT&T's indicated interest at a transaction price of $15.00 per Share, provided that the parties reach agreement on the terms of the transaction no later than January 31, 2000. A Company representative then advised the Initial Offeror that the Company had granted an exclusivity period to another party.

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     Over the period from January 10, 2000 through January 12, 2000, representatives of AT&T and Lehman Brothers met with members of senior management of the Company and representatives of Banc of America Securities to conduct a review of the Company's business and operations. Also during this period, AT&T conducted legal, business and financial due diligence with respect to the Company.

     On January 14, 2000, the Company provided AT&T a draft merger agreement that contemplated an all cash acquisition of the Company through a first-step tender offer for all outstanding Shares followed by a second-step merger in which all remaining Shares would be converted into the right to receive the same per Share consideration paid in the tender offer.

     On January 26, 1999, AT&T's legal counsel informed the Company's legal counsel that as a condition to entering into the proposed transaction, AT&T would require several significant stockholders of the Company to enter into an agreement with AT&T pursuant to which, among other things, such stockholders would agree to tender their Shares in the first-step tender offer. Beginning that day and continuing through February 14, 2000, the parties' representatives and their respective legal counsel negotiated the terms of the Merger Agreement. Although the parties were not able to reach final agreement on the terms of the proposed transaction by the January 31, 2000 deadline, the parties viewed the negotiations as sufficiently productive to warrant continued negotiations.

     At the January 27, 2000 Board meeting, the Board discussed developments in the discussions with AT&T and the status of AT&T's due diligence review, considered presentations by the Company's legal advisors and Banc of America Securities, and once again was advised by Banc of America Securities of its belief that AT&T's proposal was fair from a financial point of view. The Board requested that the Executive Committee, together with the Company's advisors, continue to work toward a definitive agreement with AT&T.

     Subsequent to the January 27, 2000 Board meeting, representatives of the Company continued their negotiations with AT&T. In a conference call held late on February 11, 2000, members of the Executive Committee discussed the status of negotiations with Banc of America Securities and the Company's legal advisors and determined that it was likely that a definitive agreement could be completed over the weekend in time for a Monday morning Board meeting.

     On the morning of February 14, 2000, the Board met to consider the proposed final form of the definitive agreement, received the written opinion of Banc of America Securities as set forth in Schedule I hereto that the Per Share Amount to be received by the stockholders of the Company in the proposed Offer and the Merger was fair from a financial point of view to such stockholders and approved and directed the execution of the Merger Agreement.

     (b)(ii) REASONS FOR THE RECOMMENDATION BY THE BOARD OF DIRECTORS

     In reaching its conclusions and recommendation described above, the Board considered a number of factors, including without limitation the following material factors:

          1. Information with regard to the financial condition, results of operations, competitive position, business and prospects of the Company, as reflected in the Company's projections, current economic and market conditions (including current conditions in the industry in which the Company is engaged) and the going concern value of the Company.

          2. The business, results of operations, properties and financial condition of the Company and the nature of the industry in which it operates.

          3. The possible alternatives to the Offer and the Merger, including the proposal by the Initial Offeror and the alternative of continuing to operate the Company as an independent entity and the risks associated therewith.

          4. The financial and other terms and conditions of the Offer, the Merger and the Merger Agreement.

          5. The historical market price of, and recent trading activity in, the Shares, particularly the fact that the Offer and the Merger will enable the stockholders of the Company to realize a premium in excess of

     12.15% over the closing price of the Shares on February 11, 2000, the last trading day prior to the public announcement, and a premium in excess of 30.65% over the average closing price of the Shares for the three months during which such securities traded prior to February 11, 2000. The Board was advised by Banc of America Securities that Banc of America Securities believed the market price of the Shares had been affected, in recent months, by speculation that the Company, a desirable acquisition candidate in a consolidating industry, might be acquired.

          6. The written opinion dated February 14, 2000 of Banc of America Securities to the Board that, as of that date and based upon and subject to certain matters stated in such opinion, the Per Share Amount to be received by the Company's stockholders in the Offer and the Merger was fair from a financial point of view to such stockholders. The full text of Banc of America Securities' written opinion dated February 14, 2000, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Banc of America Securities, is attached hereto as Schedule I and is incorporated herein by reference in its entirety. Banc of America Securities' opinion is directed to the Board. The opinion addresses only the fairness, from a financial point of view, of the cash consideration of $15.00 per Share to be received in the Offer and the Merger by the holders of Shares. The opinion does not address the relative merits of the Offer and Merger or any alternatives to the Offer and Merger, the underlying decision of the Board to proceed with or effect the Offer and Merger or any other aspect of the Offer and Merger. The opinion is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares pursuant to the Offer. HOLDERS OF SHARES ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY.

          7. The fact that the structure of the acquisition of the Company by AT&T as provided for in the Merger Agreement involves a cash tender offer for all outstanding Shares to be commenced within seven business days of the public announcement of the Merger Agreement to be followed as promptly as practicable by a merger for the same consideration, thereby enabling the Company's stockholders to obtain cash for their Shares at the earliest possible time. The Board considered the Initial Offeror's proposal to be less certain of providing value to its stockholders than the acquisition of the Company by AT&T because of the nature of the consideration and related concerns as to the volatility of the Initial Offeror's stock and the fact that the Initial Offeror's acquisition proposal would require more time to consummate.

          8. The fact that the obligations of AT&T and Purchaser to consummate the Offer and the Merger pursuant to the terms of the Merger Agreement are not conditioned upon financing.

          9. The fact that the Merger Agreement, which prohibits the Company, its subsidiaries and their respective officers, directors, employees, representatives or agents from soliciting, initiating or encouraging any Acquisition Proposal (as defined in the Merger Agreement) or participating in any discussion regarding any Acquisition Proposal, does permit the Company to furnish non-public information to, and participate in negotiations with, any person that makes an unsolicited bona fide Acquisition Proposal that the Board determines constitutes or is reasonably likely to constitute a Superior Proposal (as defined in the Merger Agreement) if the Board, based upon the advice of the Company's outside counsel, determines in good faith that failing to take such action would be inconsistent with the fiduciary duties of the Board under applicable law.

          10. The Board's belief that the other terms of the Merger Agreement should not unduly discourage other third parties from making bona fide proposals subsequent to signing the Merger Agreement.

          11. The fact that if the Board decides to accept an Acquisition Proposal from a third party, the Board may terminate the Merger Agreement prior to expiration of the Offer (after negotiating with AT&T to match or exceed the third-party Acquisition Proposal) and pay AT&T a termination fee of $6,000,000 and reimburse to AT&T up to $500,000 of its out-of-pocket expenses incurred exclusively in connection with the transactions contemplated by the Merger Agreement. The Board did not believe that such termination provision would be a significant deterrent to a higher offer by a third party interested in acquiring the Company.

          12. The fact that few regulatory approvals are required to consummate the Merger and the likely prospects for receiving such approvals.

     The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. The Board did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination.

     (c) To the best of the Company's knowledge, all executive officers, directors and affiliates of the Company intend to tender all Shares that they own of record or beneficially in the Offer (other than Shares that they have the right to purchase by exercising stock options and Shares, if any, that if tendered would cause them to incur liability under the short-swing profits provisions of the Securities Exchange Act).

ITEM 5.  PERSON/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     The Company has retained Banc of America Securities as its financial advisor in connection with the Offer and the Merger. Banc of America Securities is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Company selected Banc of America Securities as financial advisor on the basis of Banc of America Securities' reputation in the investment community and its expertise and experience in similar transactions and in recent acquisitions in the industry. Pursuant to the terms of Banc of America Securities' engagement, the Company agreed to pay Banc of America Securities a fee of $100,000 at the time the engagement letter was executed. In addition, the Company agreed to pay Banc of America Securities a fee at the time it delivered its opinion of $500,000. At any subsequent delivery of the opinion, or if the opinion were subject to revisions after its date, the Company will pay Banc of America Securities an additional fee of $250,000. The Company agreed to pay Banc of America Securities an additional transaction fee contingent on the consummation of the Offer. The transaction fee will be determined at the time the Merger is consummated and will be based on the aggregate transaction value. As of February 14, 2000, the total transaction fee was estimated to be approximately $1,436,500. The transaction fee will be reduced by any fees previously paid to Banc of America Securities as described above at the time the engagement letter was executed, the opinion was originally delivered or upon any subsequent delivery or revision of the opinion. The Board was aware of this fee structure and took it into account in considering Banc of America Securities' fairness opinion and in approving the Offer and Merger. The engagement letter calls for the Company to reimburse Banc of America Securities for all reasonable out-of-pocket expenses including reasonable fees and disbursements of Banc of America Securities' counsel, and the Company has agreed to indemnify Banc of America Securities, any controlling person of Banc of America Securities, and their respective directors, officers, employees, agents, affiliates and representatives against particular liabilities, including liabilities under the federal securities laws.

     In the past, Banc of America Securities or its affiliates have provided financial advisory and financing services for AT&T and its affiliates and have received fees for the rendering of these services. In the ordinary course of its business, Banc of America Securities and its affiliates may actively trade the debt and equity securities of the Company and AT&T and their respective affiliates for their own account or for the accounts of customers and, accordingly, Banc of America Securities or its affiliates may at any time hold long or short positions in those securities.

     Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6.  INTEREST IN SECURITIES OF SUBJECT COMPANY.

     On December 31, 1999, the Company issued (i) 3,512 options to purchase Shares under its Directors Fee Replacement Plan (the "DFRP") to Joseph R. Wright, Jr. and (ii) 1,452 options to purchase Shares under its Cash Compensation Replacement Plan (the "CCRP") to Gary L. Denman, in each case at an exercise price of $2.3728 per Share. Also on December 31, 1999, Gary L. Denman exercised options to purchase 48,972 Shares at exercise prices ranging from $1.299 to $9.429 per Share.

     On January 3, 2000, the Company issued the following Shares under the DFRP to certain directors of the Company: 477 shares to Charles H.P. Duell, 461 shares to Frank J.A. Cilluffo, 382 shares to Peter A. Cohen and 382 shares to Leon E. Salomon. Also on January 3, 2000, the Company issued 738 shares of Common Stock to Mr. Stolarik under the CCRP. On January 5, 2000, Dr. Denman purchased 487.8094 shares of Common Stock and Mr. Allen purchased 649.9733 shares of Common Stock, in each case from the Company under its Employee Stock Purchase Plan at a price per share of $7.491.

     Except as described in the foregoing paragraphs, no transactions in Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by an executive officer, director, subsidiary or affiliate of the Company.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     1. Except as set forth above or in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to: (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person;
(2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

     2. Except as described in Item 3 or 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(1) above.

ITEM 8.  ADDITIONAL INFORMATION.

     1. Section 203 of the Delaware General Corporation Law

     As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the Delaware General Corporation Law. Under Section 203, certain "business combinations" between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the time that such a stockholder became an interested stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by
Section 203 (the Company did not make such an election), (ii) the transaction in which the stockholder became an interested stockholder or the business combination was approved by the Board of Directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination was approved by the Board of Directors of the corporation and ratified by 66 2/3% of the voting stock which the interested stockholder did not own. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an "interested stockholder's" percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, if such stockholder is an affiliate of the corporation, within three years prior, did own) 15% or more of a Delaware corporation's voting stock.

     In accordance with the Merger Agreement and Section 203, the Board has unanimously approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the related transactions.

     2. The Company's Amended and Restated Certificate of Incorporation

     Article 9 of the Company's Amended and Restated Certificate of Incorporation (the "Charter") provides that certain "Business Combinations" between the Company and an "Interested Stockholder" are prohibited unless (i) approved by the affirmative vote of stockholders of at least 80% of the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors (voting as a single class) or (ii) the Business Combination was approved by two-thirds of the entire Board, in which case such Business Combination will require only such affirmative vote as is required by law. The term "Business Combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "Interested Stockholder," transactions with an "Interested Stockholder" involving the assets or stock of the Company or its Subsidiaries and transactions which increase an "Interested Stockholder's" percentage ownership of stock. The term "Interested Stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, if such stockholder is an affiliate of the corporation, within three years prior, did own) 10% or more of the Company's voting stock.

     In accordance with the Merger Agreement and the Charter, the Board has approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement and, therefore, the restrictions on Business Combinations contained in Article 9 of the Charter are inapplicable to the Offer, the Merger and the related transactions.

     3. Amendment to the Rights Agreement

     The Company and American Stock Transfer & Trust Company, parties to an Amended and Restated Rights Agreement dated December 13, 1999 (the "Rights Agreement"), amended such Rights Agreement in accordance with the terms and conditions set forth in the Amendment to Amended and Restated Rights Agreement (the "Amendment"), a copy of which is attached as Exhibit 9 hereto and is incorporated herein by reference, to provide that all rights ("Rights") to acquire Common Stock, other securities or other consideration in lieu thereof issued under the Rights Agreement expired immediately prior to the execution and delivery of the Merger Agreement and the Stockholders Agreements (as defined in the Merger Agreement). As a result of the Amendment, no holder of Rights has any right to acquire shares of Common Stock or any other securities or any other consideration in lieu thereof. A copy of the Rights Agreement is attached as
Exhibit 10 hereto and is incorporated herein by reference.

ITEM 9.  EXHIBITS.

Exhibit 1   Offer to Purchase, dated February 22, 2000.(1)(3)
Exhibit 2   Form of Letter of Transmittal.(1)(3)
Exhibit 3   Merger Agreement, dated February 14, 2000, among AT&T Corp.,
            LMN Corporation and GRC International, Inc.(2)
Exhibit 4   Form of Employment and Consulting Agreement between GRC
            International, Inc. and Gary L. Denman.(1)
Exhibit 5   Employment Agreement, dated February 14, 2000, among AT&T,
            GRC International, Inc. and Michael G. Stolarik.(1)
Exhibit 6 Separation and Release Agreement, dated February 14, 2000, between GRC International, Inc. and James P. Allen.
Exhibit 7   Letter to Stockholders of GRC International, Inc., dated
            February 22, 2000.(3)
Exhibit 8   Press Release of GRC International, Inc., dated February 14,
            2000.(4)
Exhibit 9   Amendment to Amended and Restated Rights Agreement, dated
            February 14, 2000, by and between GRC International, Inc.
            and American Stock Transfer & Trust Company.(2)
Exhibit 10 Amended and Restated Rights Agreement, originally dated as of December 2, 1985 and most recently amended and restated as of December 13, 1999, between GRC International, Inc. and
            American Stock Transfer & Trust Company, as Rights Agent.(5)

---------------
(1) Filed as an exhibit to AT&T Corp.'s and LMN Corporation's Tender Offer Statement on Schedule TO, dated February 22, 2000, and incorporated herein by reference.

(2) Previously filed on February 15, 2000 as an exhibit to GRC International, Inc.'s Form 8-K, and incorporated herein by reference.

(3) Included in copies mailed to Stockholders.

(4) Previously filed on February 14, 2000 as an exhibit to GRC International, Inc.'s Schedule 14D-9.

(5) Previously filed on February 14, 2000 as an exhibit to GRC International, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1999, and incorporated herein by reference.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          GRC International, Inc.

                                          By: /s/     GARY L. DENMAN
                                            ------------------------------------
                                            Name: Gary L. Denman
                                            Title:   President and Chief
                                              Executive Officer

Dated: February 22, 2000

                                                                      SCHEDULE I

                          [BANK OF AMERICA LETTERHEAD]

                               February 14, 2000

Board of Directors
GRC International, Inc.
1900 Gallows Road
Vienna, VA 22182

Members of the Board of Directors:

     You have requested our opinion as to the fairness from a financial point of view to GRC International, Inc. (the "Company") of the consideration proposed to be received by the stockholders of the Company provided for in connection with the proposed transaction with LMN Corporation (the "Purchaser"), an indirect wholly owned subsidiary of AT&T Corp. (the "Parent"). Pursuant to the terms of the February 12, 2000 draft of an Agreement and Plan of Merger (the "Agreement"), to be entered into by and among the Company, the Purchaser and the Parent, it is proposed that (i) the Purchaser will make a cash tender offer (the "Offer") to acquire all shares of the issued and outstanding common stock, par value $.10 per share, of the Company (the "Company Common Stock") from the holders of Company Common Stock, other than shares held in treasury or owned by any Subsidiary (as defined in the Agreement) of the Company or by the Parent or any direct or indirect wholly owned subsidiary of the Parent or as to which dissenters' or appraisal rights have been perfected and not withdrawn or otherwise lost, for consideration equal to $15.00 per share of Company Common Stock or such higher price as may be paid in the Offer (the "Per Share Amount"), net to the stockholders in cash, without interest, subject to reduction only for any applicable withholding or stock transfer taxes payable by each seller, and
(ii) following completion of the Offer (A) shares of the Company Common Stock (other than those shares that will not be acquired as described in the preceding clause (i)) issued

Board of Directors
GRC International, Inc
Page  2 of 4

and outstanding immediately prior to the Effective Time (as defined in the Agreement) will be cancelled and converted into the right to receive the Per Share Amount, (B) the Purchaser will be merged with and into the Company (the "Merger"), and (C) the Company shall continue as the surviving corporation. The terms and conditions of the Offer and the Merger are more fully set out in the Agreement.

     For purposes of the opinion set forth herein, we have:

         (i) reviewed certain publicly available financial statements and other business and financial information of the Company and the Parent, respectively;

         (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company;

         (iii) analyzed certain financial forecasts prepared by the management of the Company;

         (iv) discussed the past and current operations, financial condition and prospects of the Company with senior executives of the Company;

         (v) reviewed the reported prices and trading activity for the Company Common Stock;

         (vi) compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly traded companies we deemed relevant;

         (vii) compared certain financial terms to financial terms, to the extent publicly available, of certain other business combination transactions we deemed relevant;

         (viii) participated in discussions and negotiations among representatives of the Company and the Parent and their financial and legal advisors;

         (ix) reviewed the Agreement and certain related documents;

         (x) at the request of management of the Company, spoken with another potential purchaser concerning their interest in the Company and their preliminary range of possible purchase prices; and

Board of Directors
GRC International, Inc
Page  3 of 4

         (xi) performed such other analyses and considered such other factors as we have deemed appropriate.

     We have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information reviewed by us for the purposes of this opinion. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting management's best available estimates and good faith judgments of the future financial performance of the Company. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. No opinion is expressed as to whether any alternative transaction might produce consideration for the Company's stockholders in an amount in excess of that contemplated in the Offer.

     We have acted as sole financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, including a fee which is contingent upon rendering this opinion and a fee which is contingent upon the consummation of the Offer. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company and the Parent for our own account or for the accounts of customers and, accordingly, we or our affiliates may at any time hold long or short positions in such securities.

     It is understood that this letter is for the benefit and use of the Board of Directors of the Company in connection with and for purposes of its evaluation of the Offer and is not on behalf of, and shall not confer rights or remedies upon, any person, including without limitation any stockholder of the Company, other than the Board of Directors. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written consent in each instance. However, this opinion may be included in its entirety in any filing made by the Company in respect of the Offer with the Securities and Exchange Commission, so long as this opinion is reproduced in such filing in full and any description of or reference to us or summary of this opinion and the related analysis in such filing is in a form acceptable to us and our counsel. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and we do not have any obligation to update, revise, or reaffirm this opinion. No opinion is rendered with respect to any shares of Company Common Stock held by the Purchaser or the Parent or any of their respective affiliates. In addition, we express no opinion or recommendation as to whether the stockholders of the Company should accept the Offer or tender their shares of Company Common Stock pursuant to the Offer.

Board of Directors
GRC International, Inc
Page  4 of 4

     Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Per Share Amount to be received by the Company's stockholders in the proposed Offer and Merger is fair from a financial point of view to such stockholders.

                                          Very truly yours,

                                          BANC OF AMERICA SECURITIES LLC

                                          By: /s/ STEWART M. BOSWELL
                                          Name: Stewart M. Boswell
                                          Title:   Managing Director

                                                                     SCHEDULE II

                            GRC INTERNATIONAL, INC.
                               1900 GALLOWS ROAD
                             VIENNA, VIRGINIA 22182

                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

     This Information Statement is being furnished to holders of the common stock, par value $0.10 per share ("Common Stock" or the "Shares"), of GRC International, Inc., a Delaware corporation (the "Company"), in connection with the possible designation by LMN Corporation, a Delaware corporation ("Purchaser") and wholly owned subsidiary of AT&T Corp., a New York corporation ("AT&T"), of at least a majority of the board of directors of the Company (the "Board") pursuant to the terms of a Merger Agreement, dated as of February 14, 2000 (the "Merger Agreement"), by and among the Company, AT&T and Purchaser. This Information Statement is part of the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the "Schedule 14D-9") of the Company. Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Schedule 14D-9. THIS INFORMATION IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY'S STOCKHOLDERS.

     Pursuant to the Merger Agreement, promptly upon the purchase by Purchaser of any Shares pursuant to the Offer, AT&T will be entitled to designate up to such number of directors (the "AT&T Designees"), rounded to the nearest whole number, on the Board as will give AT&T representation on the Board equal to that number of directors which equals the product of the total number of directors on the Board multiplied by the percentage that the aggregate number of Shares beneficially owned by AT&T or any affiliate of AT&T (including such Shares as are accepted for payment pursuant to the Offer, but excluding Shares held by the Company or any Subsidiary) bears to the number of Shares outstanding. At such time, the Company will also cause, if requested by AT&T, (i) each committee of the Board, (ii) the board of directors of each of the Company's subsidiaries and
(iii) if requested by AT&T, each committee of such board to include persons designated by AT&T constituting up to the same percentage of each such committee or board as the AT&T Designees constitute on the Board. The Company will, upon request by AT&T, promptly take all actions necessary to cause the AT&T Designees to be elected or appointed to the Board, including, without limitation, increasing the size of the Board and/or securing the resignations of such number of directors as is necessary to enable the AT&T Designees to be elected to the Board. If the AT&T Designees are appointed or elected to the Board prior to the Effective Time, then until such time the Board will have at least two directors who are directors on the date hereof and who are neither officers of the Company nor designees, affiliates or associates (within the meaning of the Federal securities laws) of AT&T (two or more of such directors, the "Independent Directors"); provided that if no Independent Directors remain, the other directors will designate one person to fill one of the vacancies who will be neither an officer of the Company nor a designee, affiliate or associate of AT&T, and such person will be deemed to be an Independent Director for purposes of the Merger Agreement.

     The information contained in this Schedule II concerning Purchaser has been furnished to the Company by Purchaser, and the Company assumes no responsibility for the accuracy or completeness of any such information.

                        VOTING SECURITIES OF THE COMPANY

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of January 31, 2000, there were 12,485,268 Shares issued and outstanding.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

     Purchaser has informed the Company that it will choose the AT&T Designees from the individuals listed below. Purchaser has informed the Company that each of the individuals listed below has consented to act as a Director, if so designated. The name, age, present principal occupation or employment and five-year employment history of each of the individuals are set forth below. Unless otherwise indicated, each such individual has held his or her present position as set forth below for the past five years and each occupation refers to employment with AT&T unless otherwise noted. Unless otherwise noted, each such person is a citizen of the United States, and the business address of each person listed below is c/o AT&T Corp., 32 Avenue of the Americas, New York, NY 10013-2412.

                                               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
            NAME AND AGE                    MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
            ------------                    --------------------------------------------------
Mary Jane McKeever, 43...............  President AT&T Government Markets since 1997; previously
                                       Vice President AT&T Business Development and Corporate
                                       Strategy during 1997; Vice President and General Manager
                                       AT&T Skynet Service.
Nathaniel E. Friends, 53.............  General Attorney, AT&T Government Markets since 1997;
                                       previously General Attorney, AT&T Government Markets and
                                       AT&T Federal Systems.
Larry D. Spilman, 53.................  Vice President, National Information Systems, AT&T
                                       Government Markets since 1997, previously Director, Special
                                       Accounts, AT&T Federal Systems from 1993 to 1997.
Alan L. Chvotkin, 49.................  Assistant Vice President since 1996; previously Vice
                                       President AT&T Government Markets.
Robert A. Sandberg, 44...............  Director AT&T Mergers and Acquisitions since 1996;
                                       previously Manager Business Case Analysis, AT&T Business
                                       Services, International Division.
Mark A. Carmichael, 45...............  Chief Financial Officer Government Markets since January
                                       1999; previously Chief Financial Officer Central Region,
                                       Global Markets from May 1996 until January 1999; prior to
                                       May 1996, Assistant Controller, Business Services.
Steven W. DeGeorge, 43...............  Senior Attorney.
John J. Doherty, 44..................  Vice President Government Markets.
Edward G. Amoroso, 38................  Department Head, AT&T Government Markets since 1999;
                                       previously Technical Manager, AT&T Government Services.

     AT&T and Purchaser have advised the Company that none of the AT&T Designees
(i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any directors or executive officers of the Company or (iii) to the best knowledge of Purchaser, beneficially owns any equity securities (or rights to acquire any such securities) of the Company. The Company has been advised by Purchaser that, to the best of Purchaser's knowledge, none of the AT&T Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein, in the Schedule 14D-9, or in the Schedule TO.

BOARD OF DIRECTORS OF THE COMPANY

     The Board of Directors currently consists of ten persons. Biographical information concerning each of the Company's current directors and executive officers is set forth below:

       NAME, AGE AND POSITION          DIRECTOR                    BUSINESS EXPERIENCE
          WITH THE COMPANY              SINCE               AND OTHER CORPORATE DIRECTORSHIPS
       ----------------------          --------             ---------------------------------
Joseph R. Wright, Jr., 61............    1997     Joseph R. Wright, Jr. has been Chairman and Chief
  Chairman of the Board                           Executive Officer of AmTec, Inc. since 1995. AmTec is
                                                  a public company that provides voice, data and
                                                  Internet telephony services worldwide and has telecom
                                                  interests in China. He is co-Chairman of Baker &
                                                  Taylor Holdings Inc., an international book and video
                                                  distribution company. From 1989 to 1994, he served as
                                                  Executive Vice President, Vice Chairman and director
                                                  of W.R. Grace & Co., an international specialty
                                                  chemicals and health care company. From 1988 to 1989,
                                                  he was a member of the President's Cabinet as
                                                  Director of the White House Office of Management and
                                                  Budget ("OMB"). He was Deputy Director of OMB from
                                                  1982 to 1988, Deputy Secretary of Commerce from 1981
                                                  to 1982, President of Citicorp Retail Services and
                                                  Retail Consumer Services from 1976 to 1981, and a
                                                  partner/Vice President at Booz, Allen and Hamilton
                                                  Inc. from 1966 to 1971. He is also a director of
                                                  AmTec, Baker & Taylor Holdings Inc., PanAmSat
                                                  Corporation, RealMed Corporation, Fusion
                                                  Telecommunications International, Inc. and Cereus
                                                  Technology Partners, Inc.
Frank J.A. Cilluffo, 56..............    1996     Frank J.A. Cilluffo is a managing general partner of
  Director                                        Cilluffo Associates, L.P. ("Cilluffo Associates"), a
                                                  firm that principally invests in securities for its
                                                  own account. He is also a director of Stone &
                                                  Webster, Inc.
Peter A. Cohen, 53...................    1997     Peter A. Cohen is a principal of Ramius Capital Group
  Vice Chairman                                   ("Ramius"), a privately-held, specialized investment
                                                  firm. He became Vice Chairman of the Company in 1997.
                                                  From 1971 to 1990 he held various positions with
                                                  Shearson Lehman Brothers and its predecessors,
                                                  culminating as Chairman of the Board and Chief
                                                  Executive Officer from 1987 to 1990. Subsequent to
                                                  his departure from Shearson Lehman, he became
                                                  Chairman of Republic New York Securities Corporation.
                                                  He was also Vice Chairman of Republic New York
                                                  Corporation and a member of its Management Executive
                                                  Committee. He is a Director of Presidential Life
                                                  Corporation, Telecom Italia Sp.A. and Andover Togs
                                                  Inc. He is a Trustee of Mt. Sinai Hospital and a
                                                  board member of The Ohio State University Foundation.
                                                  He has served as a Director of the New York Stock
                                                  Exchange, American Express Company, Republic New York
                                                  Corporation, Societe General de Belgique S.A., Cofide
                                                  and Cerus S.A., The New York Federal Reserve Bank
                                                  International Capital Markets Advisory Committee, The
                                                  Depository Trust Company, The New York City Opera and
                                                  the Museum of Jewish Heritage.

       NAME, AGE AND POSITION          DIRECTOR                    BUSINESS EXPERIENCE
          WITH THE COMPANY              SINCE               AND OTHER CORPORATE DIRECTORSHIPS
       ----------------------          --------             ---------------------------------
Gary L. Denman, 60...................    1998     Gary L. Denman has been President and Chief Executive
  President, Chief Executive Officer              Officer since July 1, 1998. He was President and
  and Director                                    Chief Operating Officer from March 1998 to June 1998.
                                                  From 1995 to 1998, he was Executive Vice President
                                                  and Chief Operating Officer. He joined the Company in
                                                  1995 as Senior Vice President for Strategic Planning.
                                                  From 1992 to 1995, he was Director of the Department
                                                  of Defense Advanced Research Projects Agency
                                                  ("DARPA"), the premier Federal research and
                                                  development agency. He was Deputy Director of DARPA
                                                  from 1990 to 1992. Prior to joining DARPA he was
                                                  Deputy Director of the U.S. Air Force's Wright
                                                  Laboratories at Wright Patterson Air Force Base from
                                                  1988 to 1990. From 1982 to 1988, he was Director of
                                                  the Air Force Materials Laboratory and Director of
                                                  the Air Force Manufacturing Technology Program. He is
                                                  also a director of the Southern Research Institute.
Leslie B. Disharoon, 67..............    1992     Leslie B. Disharoon was Chairman, President and Chief
  Director                                        Executive Officer of Monumental Corporation from 1979
                                                  until his retirement in 1988. He is a director of
                                                  Aegon USA and Travelers Property Casualty Co. He is
                                                  Chairman of MSD&T Funds, Inc. and Chairman of the
                                                  Board of the Johns Hopkins Health System Endowment.
Charles H.P. Duell, 61...............    1993     Charles H.P. Duell has been President of Middleton
  Director                                        Place Foundation since 1974. Middleton Place
                                                  Foundation is a non-profit educational trust that
                                                  owns and operates the Middleton Place National
                                                  Historic Landmark in Charleston, South Carolina. He
                                                  has also been President of the Middleton Inn Company
                                                  since 1991. His responsibilities include historic
                                                  preservation, tourism, timber and land management,
                                                  and real estate development. He is also a director of
                                                  Alliance Capital Reserves; Alliance Government
                                                  Reserves; and Alliance Tax-Exempt Reserves (and
                                                  associated funds). He is a Trustee Emeritus of the
                                                  National Trust for Historic Preservation, and is
                                                  Chairman of the Board of Architectural Review for the
                                                  City of Charleston.
Neal B. Freeman, 59..................    1999     Neal B. Freeman has been the Chairman and Chief
  Director                                        Executive Officer of The Blackwell Corporation, a
                                                  television production and distribution company, since
                                                  1981. He has been a director of COMSAT Corporation
                                                  since 1983 and is also a director of National Review,
                                                  Inc.

       NAME, AGE AND POSITION          DIRECTOR                    BUSINESS EXPERIENCE
          WITH THE COMPANY              SINCE               AND OTHER CORPORATE DIRECTORSHIPS
       ----------------------          --------             ---------------------------------
Gerald R. McNichols, 56..............    1999     Gerald R. McNichols was elected to the Company's
  Director                                        Board of Directors and named Senior Vice President &
                                                  General Manager of the Company's new MCR Division on
                                                  September 23, 1999. He was President and CEO of MCR
                                                  and its subsidiaries ("MCR") for 22 years until the
                                                  Company's acquisition of MCR in September 1999. He
                                                  resigned as Senior Vice President and General Manager
                                                  of the Company's MCR Division on January 27, 2000. He
                                                  will retire as an employee of the Company on February
                                                  29, 2000. He has more than 30 years experience
                                                  leading and managing complex management consulting
                                                  tasks. As President & CEO of MCR, Dr. McNichols led
                                                  his company in performing studies for government and
                                                  industry clients. Prior to starting MCR in 1977, Dr.
                                                  McNichols was Vice President of J. Watson Noah
                                                  Associates, Inc. (cost analysis consultants) and Vice
                                                  President of GENTECH, Inc. (information systems
                                                  consultants). During nine years of previous
                                                  government service he was Special Assistant to the
                                                  Deputy Assistant Secretary of Defense (Resource
                                                  Analysis). He was commissioned by the Air Force in
                                                  1965, and spent four years on the Air Staff before
                                                  joining the Office of the Secretary of Defense. He
                                                  has been an adjunct professor at George Mason
                                                  University and The George Washington University. He
                                                  is a Certified Cost Estimator/Analyst (CCEA). He is
                                                  co-author of the textbook Operations Research in
                                                  Decision Making (1975); author of "Software
                                                  Development Cost Models," Chapter 12 of the book
                                                  Software Reliability (1986); author of "The Economics
                                                  of Computing Methods of Cost Assessment," Part 4 of
                                                  the book Software System Design Methods (1986);
                                                  author of "Uncertainties of LCC Predictions," a
                                                  chapter in Electronic Systems Effectiveness and Life
                                                  Cycle Costing (1983); and a frequent presenter at
                                                  professional conferences on Y2K, Risk Analysis, and
                                                  Cost Analysis.
Richard N. Perle, 57.................    1999     Richard N. Perle has been a Resident Fellow of the
  Director                                        American Enterprise Institute's Commission on Future
                                                  Defenses since 1987. From 1981 to 1987, he was the
                                                  Assistant Secretary of Defense for International
                                                  Security Policy of the U.S. Department of Defense. He
                                                  is Chairman of Hollinger Digital, Inc. and a director
                                                  of Hollinger International, Inc., Jerusalem Post,
                                                  Geobiotics, American Interactive Media, Inc., AppNet
                                                  Systems, Inc. and Morgan Crucible, PLC.

       NAME, AGE AND POSITION          DIRECTOR                    BUSINESS EXPERIENCE
          WITH THE COMPANY              SINCE               AND OTHER CORPORATE DIRECTORSHIPS
       ----------------------          --------             ---------------------------------
Leon E. Salomon, 63..................    1999     Leon E. Salomon recently retired from Rubbermaid as
  Director                                        Senior Vice President for Procurement. He joined
                                                  Rubbermaid in 1996, serving as the Corporate Vice
                                                  President, Purchasing and Logistics for approximately
                                                  two years. He served with the United States Army for
                                                  37 years, achieving the rank of General. From
                                                  February 1994 until his retirement in May 1996, he
                                                  commanded the U.S. Army Materiel Command where he
                                                  oversaw daily operations for an organization of more
                                                  than 70,000 people and 255 worldwide facilities. He
                                                  had numerous command and staff positions leading to
                                                  his final assignment. From 1992 to 1994, he was the
                                                  Deputy Chief of Staff for Logistics, Department of
                                                  the Army. Prior to that, he served in a wide variety
                                                  of logistical, managerial, and policy and programming
                                                  positions with increasing scope and levels of
                                                  responsibility throughout the U.S. Army. He was
                                                  promoted to brigadier general in 1984 and served as a
                                                  general officer for 12 years. He has been a member of
                                                  the Board of Directors of Primex Technologies Inc.
                                                  since 1996. He is a member of the Board of Directors
                                                  of Armed Forces Benefit Association Financial
                                                  Services Company. He is a Senior Fellow for the
                                                  Association of the United States Army and is a member
                                                  of the Army Science Board.

EXECUTIVE OFFICERS OF THE COMPANY

     In addition to Dr. Denman, the following persons are executive officers of the Company as of January 31, 2000.

     Michael G. Stolarik, 48, has been Executive Vice President, Chief Operating Officer and Acting Director of Information Systems Division (ISD) since April 1999. He was Senior Vice President, Strategic Planning from 1998 to April 1999. He was also Acting Director of the Company's Decision Technologies Division
(DTD) from July 1998 to January 1999, and Acting Director of the Company's SWL Division from January 1999 to February 1999. He was President and Chief Executive Officer for Space Applications Corporation from 1995 to 1997. From 1975 to 1995, he was at BDM International. He served as BDM's Corporate Vice President from 1989 to 1995, with responsibility for the Company's operating group performing information technology and systems integration projects. He was Vice President and General Manager of BDM's Communications and Data Systems Division from 1987 to 1989, and Vice President of Information Systems from 1985 to 1987. He also served as BDM's Chief Information Officer in 1994 and 1995.

     Thomas E. McCabe, 45, is Senior Vice President, Director of Corporate Development, General Counsel and Secretary. He joined the Company as Vice President-Legal and Secretary in 1992, and was promoted to the additional offices of General Counsel in 1993, Senior Vice President in 1995, and Director of Corporate Development in 1998. He was a founding partner of the Washington law firm of McCarthy & Burke from 1988 through 1991, and an attorney with its predecessor McCarthy & Durrette from 1985 to 1988. He was an attorney with Venable Baetjer & Howard from 1984 to 1985, and Reavis & McGrath from 1982 to 1984. He was law clerk to Judge Charles Richey in the U.S. District Court for D.C. from 1981 to 1982.

     James P. Allen, 51, has been Senior Vice President, Chief Financial Officer and Treasurer since January 1999. He was Executive Vice President and CFO of CACI International from 1996 to 1998. He was Vice President of Finance for I-Net, Inc. in 1995. He was Executive Vice President of Finance and Administration for RJO Enterprises, Inc. from 1992 to 1995. From 1979 to 1989, he held various positions with Fairchild

Industries culminating as Vice President and Controller, and from 1989 to 1992, he was Vice President-Finance, CFO and Treasurer for its spin-off, Fairchild Space and Defense Corp.

DIRECTORS' MEETINGS AND COMMITTEES

     The Board held 6 meetings during fiscal 1999. No Board member attended fewer than 75% of the meetings of the Board and Board Committees on which that director served, except for General Salomon, who attended 1 of his 2 Board and Committee meetings since his appointment to the Board in April 1999, and Mr. Cilluffo, who attended 7 of his 12 Board and Committee meetings.

     The Board has standing Audit, Compensation, Administrative/Ethics and Executive & Nominating Committees.

     The Audit Committee reviews the results of, and suggestions provided in connection with, the Company's annual audit by its independent public accountants; reviews accounting procedures established by management; and considers matters relating to non-audit services by the independent public accountants. During fiscal 1999, the Committee held 3 meetings. The members of the Committee are Mr. Baldwin (Chairman), Mr. Disharoon and Mr. Cilluffo.

     The Compensation Committee represents the full Board in matters of executive compensation, and from time to time recommends to the full Board appropriate methods and amounts of executive and director compensation. It also administers the Company's employee and executive stock option plans. During fiscal 1999, the Committee held 5 meetings. The members of the Committee are Mr. Disharoon (Chairman), Mr. Cohen and Mr. Duell.

     The Administrative/Ethics Committee monitors the Company's retirement plan and ethical compliance within the Company. During fiscal 1999, the Committee held 3 meetings. The members of the Committee are Mr. Duell (Chairman), Mr. Cilluffo and Gen. Salomon.

     The Executive & Nominating Committee has the authority to exercise all of the powers of the Board in the management of the business and affairs of the Company between the meetings of the Board, except to the extent prohibited by applicable law or regulation. It also reviews and makes recommendations in regard to the election of officers and directors for the Company. During fiscal 1999, the Committee held 4 meetings. Currently, all members of the Board are on the Executive & Nominating Committee.

     The Company's Bylaws provide that the Chairman of the Board is an ex-officio member of all the standing committees upon which he does not serve as a regular standing member, and that the President is an ex-officio member of the Executive & Nominating Committee.

                        SECURITY OWNERSHIP OF PRINCIPAL
                          STOCKHOLDERS AND MANAGEMENT

     The following table sets forth the shares and percentages of Common Stock beneficially owned by the Company's principal shareholders, directors, nominees and highest paid executive officers, and by all directors and executive officers as a group, as of January 31, 2000, unless another date is indicated. Unless otherwise indicated, each person shown as the beneficial owner of shares possesses sole voting and dispositive power with respect to such shares.

NAME OF BENEFICIAL OWNER                                      NUMBER OF SHARES    % OF CLASS
------------------------                                      ----------------    ----------
Gerald R. McNichols.........................................     2,001,700           16.0%
Frank J.A. Cilluffo.........................................     1,762,874(1)        14.1%
Cilluffo Associates, L.P....................................     1,708,000(2)        13.7%
  181 Pleasant Street
  Portsmith, NH 03801
Kennedy Capital Management, Inc.............................     1,227,400(3)         9.9%
  10829 Olive Boulevard
  St. Louis, MD 63141
Gary L. Denman..............................................       326,049(4)         2.6%
Joseph R. Wright, Jr........................................       236,586(5)         1.9%
Peter A. Cohen..............................................       140,709(6)         1.1%
Thomas E. McCabe............................................        65,002(7)         0.5%
Neal B. Freeman.............................................        49,000(8)         0.4%
Richard N. Perle............................................        42,200(9)         0.3%
James P. Allen..............................................        32,435(10)        0.3%
Michael G. Stolarik.........................................        31,447(11)        0.3%
Leslie B. Disharoon.........................................        22,846(12)        0.2%
Charles H.P. Duell..........................................        18,795(13)        0.2%
James L. Selsor.............................................         9,885(14)        0.1%
Leon E. Salomon.............................................         1,031(15)        0.0%
All Directors & Executive Officers (14 persons).............     4,666,559           35.7%

---------------
 (1) Includes 1,708,000 shares reflected as beneficially owned by Cilluffo Associates, L.P. Mr. Cilluffo, a director of the Company, is a managing general partner of Cilluffo Associates, L.P. and may be deemed to beneficially own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the shares owned by Cilluffo Associates. Also includes 1,618 Deferred Stock Units held by Mr. Cilluffo. Also includes 15,256 shares held individually by Mr. Cilluffo and 28,000 shares held by Four Seas Partners, a partnership of which Mr. Cilluffo is a general partner. Also includes 10,000 shares held by Mr. Cilluffo's son, Christian V. Cilluffo, as to which shares Frank J.A. Cilluffo disclaims beneficial ownership.

 (2) Beneficially owned by Cilluffo Associates, L.P., of which Mr. Cilluffo, a director of the Company, is a managing general partner. Edward C. Meyer is also a managing general partner of Cilluffo Associates, L.P. As a managing general partner of Cilluffo Associates, Gen. Meyer may be deemed to beneficially own the shares owned by Cilluffo Associates. Gen. Meyer also owns options to purchase 26,966 shares of common stock.

 (3) Kennedy Capital Management, Inc. is a Investment Adviser registered under section 203 of the Investment Advisers Act of 1940. This information was obtained from the Schedule 13G filed by Kennedy Capital Management, Inc. on February 10, 2000 and is as of December 31, 1999.

 (4) Includes 252,178 shares subject to options exercisable within 60 days, 8,499 shares in the Company's Employee Stock Purchase Plan and 174 units in the GRCI Stock Fund held in the Company's Deferred Income Plan.

 (5) Includes 206,584 shares subject to options exercisable within 60 days and 1,000 shares owned by Mr. Wright's wife. Also includes 4,002 Deferred Stock Units.

 (6) Includes 75,000 shares subject to options exercisable within 60 days. Also includes 39,000 shares held by family members not in Mr. Cohen's household, for which shares Mr. Cohen has investment discretion. Also includes 706 Deferred Stock Units.

 (7) Includes 18,469 units in the GRCI Stock Fund held in the Company's Deferred Income Plan. Also includes 43,868 shares subject to options exercisable within 60 days and 1 share in the Company's Employee Stock Purchase Plan. Includes 2,665 shares with shared voting and dispositive power.

 (8) Includes an option to purchase 37,000 shares from Cilluffo Associates.

 (9) Includes an option to purchase 37,000 shares from Cilluffo Associates, and 5,000 shares held by Mr. Perle's wife.

(10) Includes 31,285 shares with shared voting and dispositive power, and 1,150 shares in the Company's Employee Stock Purchase Plan.

(11) Includes 5,000 shares subject to options exercisable within 60 days.

(12) Includes 7,846 Deferred Stock Units.

(13) Includes 3,000 shares owned by a general partnership. Mr. Duell disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Also includes 5,058 Deferred Stock Units.

(14) Includes 956 shares subject to options exercisable within 60 days.

(15) Gen. Salomon shares voting and dispositive power as to these shares.

                           SUMMARY COMPENSATION TABLE

     The following table sets forth information concerning the compensation earned by, awarded to or paid to the Company's Chief Executive Officer and each of the other four most highly compensated executive officers of the Company (collectively, the "Named Officers") for services rendered to the Company during fiscal 1997, 1998 and 1999.

                                                                                               LONG TERM
                                                                                             COMPENSATION
                                                                                                AWARDS
                                                   ANNUAL COMPENSATION              -------------------------------
                                         ---------------------------------------    SECURITIES
                                                                    OTHER ANNUAL    UNDERLYING
NAME AND                                                            COMPENSATION     OPTIONS           ALL OTHER
PRINCIPAL POSITION                YEAR   SALARY(1)      BONUS(1)      (1),(2)        (1),(3)        COMPENSATION(4)
------------------                ----   ---------      --------    ------------    ----------      ---------------
Gary L. Denman..................  1999   $297,411(5)    $125,560(5)   $60,682          32,200(5)        $15,272
  President and CEO               1998   $187,308(5)    $ 57,300(5)   $12,173         268,724(5)        $12,639
                                  1997   $180,000(5)           0      $ 5,569          29,196(5)        $12,850
Michael G. Stolarik.............  1999   $172,856(6)    $ 95,000(6)   $36,529          80,000           $ 9,901
  Executive VP and COO            1998   $ 43,750(6)    $ 17,000(6)   $ 6,125          10,000               N/A
                                  1997        N/A            N/A          N/A             N/A               N/A
Thomas E. McCabe................  1999   $195,190       $ 50,000          N/A          20,000           $10,495
  Senior VP, Dir. of Corp.
    Dev't,                        1998   $181,569       $ 57,300          N/A          25,000           $11,033
  General Counsel and Secretary   1997   $148,698(7)           0      $ 5,876          27,173(7)        $11,015
James L. Selsor.................  1999   $158,904(8)    $ 40,000      $ 1,459          20,000           $12,736
  Senior VP, Director ISD         1998   $140,616(8)    $101,960      $ 1,758          10,000           $11,182
                                  1997   $130,693(8)    $ 61,418(8)   $   491           6,789(8)        $11,553
James P. Allen..................  1999   $ 70,857(9)           0(9)   $24,755          81,821(9)        $   713
  Senior VP, CFO and Treasurer    1998        N/A            N/A          N/A             N/A               N/A
                                  1997        N/A            N/A          N/A             N/A               N/A

---------------
(1) Under the Cash Compensation Replacement Plan ("CCRP"), officers may exchange up to 25% of salary and 100% of bonus in exchange for stock or options at a discount. The CCRP is designed to encourage officers to forego cash compensation in exchange for equity (stock or options). In the table above, salary and bonus replaced with options are not included in the "Salary" and "Bonus" columns, but salary and bonus replaced with shares of stock are included in those columns. CCRP stock and option discounts are included in the "Other Annual Compensation" column. CCRP options are also included in the "Securities Underlying Options" column. The discount formulas are described in Note 2 to the Table on the next page entitled "Option Grants in Last Fiscal Year".

(2) Represents discounts on purchase of stock or options under the CCRP.

(3) Options in this column were awarded under conventional option plans, unless notes indicate that the executive has given up salary or bonus in exchange for options (at a discount) under the CCRP.

(4) Company contributions to defined contribution retirement plan.

(5) Under the CCRP, Dr. Denman gave up $32,589 of salary and $125,560 of bonus for 32,200 options in 1999, $20,812 of salary and $57,300 of bonus for 18,724 options in 1998, and $20,000 of salary for 4,196 options in 1997.

(6) Under the CCRP, Mr. Stolarik gave up $34,117 of salary and $95,000 of bonus for 15,136 shares of stock in 1999, and $7,500 of salary and $17,000 of bonus for 4,182 shares of stock in 1998. He joined the Company on March 16, 1998.

(7) Under the CCRP, Mr. McCabe gave up $20,053 of salary for 2,133 options and $21,876 of salary for 5,140 shares of stock in 1997.

(8) Under the CCRP, Mr. Selsor gave up $5,834 of salary for 1,116 shares of stock in 1999, $7,031 of salary for 1,326 shares of stock in 1998, $1,758 of salary for 423 shares of stock in 1997, and $3,119 of salary for 334 options in 1997.

(9) Under the CCRP, Mr. Allen gave up $17,813 of salary and $40,000 of bonus for 11,821 options in 1999. Mr. Allen joined the Company on January 13, 1999.

                       OPTION GRANTS IN LAST FISCAL YEAR

     The following tables set forth information with respect to options granted to the Named Officers during fiscal 1999.

                                      NUMBER OF       % OF TOTAL
                                      SECURITIES       OPTIONS        EXERCISE       MARKET
                                      UNDERLYING      GRANTED TO      OR BASE       PRICE AT                   GRANT
                                       OPTIONS        EMPLOYEES        PRICE        DATE OF     EXPIRATION      DATE
NAME                                  GRANTED(#)    IN FISCAL YEAR     ($/SH)        GRANT         DATE       VALUE(3)
----                                  ----------    --------------    --------      --------    ----------    --------
Gary L. Denman......................     1,831(2)         0.3%         $1.77(2)      $4.44        (2)         $  5,878
                                         2,266(2)         0.4%         $1.52(2)      $6.78        (2)         $ 12,848
                                         2,098(2)         0.4%         $1.64(2)      $6.69        (2)         $ 11,539
                                         1,816(2)         0.3%         $1.90(2)      $8.38        (2)         $ 12,712
                                        24,189(2)         4.4%         $2.16(2)      $8.84        (2)         $175,854
Michael G. Stolarik.................    20,000(1)         3.6%         $4.84         $4.84      9/17/08       $ 43,200
                                        60,000(1)        10.8%         $6.69         $6.69       4/5/09       $178,800
Thomas E. McCabe....................    20,000(1)         3.6%         $4.84         $4.84      9/17/08       $ 43,200
James L. Selsor.....................    20,000(1)         3.6%         $4.84         $4.84      9/17/08       $ 43,200
James P. Allen......................    70,000(1)        12.6%         $7.16         $7.16      1/13/09       $223,300
                                         1,507(2)         0.3%         $1.64(2)      $6.69        (2)         $  8,289
                                         2,608(2)         0.4%         $1.90(2)      $8.38        (2)         $ 18,256
                                         7,706(2)         1.4%         $2.16(2)      $8.84        (2)         $ 56,023

---------------
(1) Options granted under conventional stock option plans. The options are 50% exercisable 2 years after grant, 25% exercisable 3 years after grant, and 25% exercisable 4 years after grant, and expire 10 years after grant.

(2) Options under the CCRP are granted at the end of each calendar quarter to officers who have elected to forego cash compensation in exchange for options under the plan. Officers may forego up to 25% of salary and 100% of bonus in exchange for the options. The exercise price of the options is equal to 25% of the average fair market value of the Stock during the quarter in which the cash compensation would have been received. The number of options granted is determined by dividing the foregone compensation by 80% of the option "spread" at grant, which is the difference between (i) the average fair market value of the Stock during the quarter and (ii) the exercise price of the option. This formula gives the officer a 20% discount from the "spread". This "spread" is less than the "grant date value" shown in the table above, which is based on a different valuation method (described in note 3). The options are 80% exercisable upon grant, 90% exercisable in 2 years, 95% exercisable in 3 years, and 100% exercisable in 4 years. The options expire 3 years after employment terminates. (As explained in the Summary Compensation Table on the preceding page and in the Compensation Committee Report on Executive Compensation below, the CCRP also permits officers to purchase Stock at a similar discount. The number of shares awarded is determined by dividing the foregone compensation by 80% of the average fair market value of the Stock during the quarter. This formula gives the officer a 20% discount from the average fair market value during the quarter.)

(3) Grant date values were calculated using the Black-Scholes option pricing model, assuming (i) 5-year term for options; (ii) 6% annual interest rate;
    (iii) 40% volatility; and (iv) no dividends. The ultimate values of options, if any, will depend on the future market price of the Stock, which cannot be predicted.

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES

     The following tables set forth information with respect to options exercised by the Named Officers during fiscal 1999 and the number and value of options held at fiscal year end. The Company does not have any outstanding stock appreciation rights.

                                                          NUMBER OF SECURITIES                VALUE OF
                                                               UNDERLYING                   UNEXERCISED
                                                          UNEXERCISED OPTIONS           IN-THE-MONEY OPTIONS
                           SHARES                        AT FISCAL YEAR END(#)         AT FISCAL YEAR END(1)
                         ACQUIRED ON       VALUE       --------------------------    --------------------------
NAME                     EXERCISE(#)    REALIZED($)    EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE
----                     -----------    -----------    --------------------------    --------------------------
Gary L. Denman.........     - 0 -          - 0 -          195,617        173,422       $237,242       $251,735
Michael G. Stolarik....     - 0 -          - 0 -            - 0 -         90,000          - 0 -       $209,960
Thomas E. McCabe.......     - 0 -          - 0 -           33,488         62,910       $  2,120       $149,492
James L. Selsor........     - 0 -          - 0 -           53,238          - 0 -       $106,129          - 0 -
James P. Allen.........     - 0 -          - 0 -            3,292         74,115       $ 22,044       $ 99,591

------------
(1) Option values calculated by subtracting (i) the exercise price of the named executives' options from (ii) $8.50, which was the closing price of the Stock on June 30, 1999, then multiplying such amount by the aggregate number of shares underlying the named executive's options.

                           COMPENSATION OF DIRECTORS

BASIC ARRANGEMENTS

     Non-employee directors are paid an annual retainer of $15,000 and an additional $1,000 for each Board meeting they attend, and $500 for each Committee meeting they attend. Committee Chairmen are paid $800 for each Committee meeting they attend. The Company also provides each director a $50,000 term life insurance policy. Directors also receive 3,000 stock options annually at the market price.

ALTERNATIVE ARRANGEMENTS AVAILABLE

     Non-employee directors may elect to forego their cash compensation in exchange for Stock or options under the Directors Fee Replacement Plan (DFRP). The exercise price of the options is equal to 25% of the average fair market value of the Stock during the quarter in which the cash compensation would have been received. The number of options is determined by dividing the foregone compensation by the option "spread" at grant, which is the difference between
(i) the average fair market value of the Stock during the quarter, and (ii) the exercise price of the option. This "spread" is less than the "grant date value" of the option under the Black-Scholes option pricing model. The options are immediately exercisable. They expire 3 years after a director leaves the Board, and otherwise have no fixed expiration date.

     For fiscal 1999, a total of 4,938 shares of stock were issued under the DFRP. Of that amount, 1,753 shares were issued to Mr. Duell, 1,326 to Mr. Cilluffo, 1,571 to Mr. Cohen, and 288 to Gen. Salomon. For fiscal 1999, a total of 37,269 options were issued under the DFRP. Of that amount, 1,637 were issued to Gen. Meyer, 565 to Dr. Packard, and 35,067 to Mr. Wright. The exercise prices per share ranged from $1.52 to $2.16, and the aggregate value of the options under the Black-Scholes method was $225,660.

CHAIRMAN'S COMPENSATION

     For his service as Chairman, Mr. Wright receives a Chairman's fee of $25,000 per quarter in lieu of Board or Committee meeting fees. In addition, for fiscal 1999, in order to provide a further incentive to the Chairman along lines that benefit stockholders, the Company agreed to pay Mr. Wright a bonus, to be paid only to the extent the Company exceeded its budgeted earnings before taxes
(EBT). A 10% increase in EBT would have rendered a bonus of $30,000, and a 20% increase in EBT would have rendered a bonus of $100,000. Intervening percentage increases were to be pro-rated. Since the Company's actual EBT exceeded the ceiling in the bonus plan, the full $100,000 was paid. Under the terms of the arrangement, Mr. Wright received no cash, but rather received the bonus in the form of options under the Directors Fee Replacement Plan. For fiscal 2000, the Company continued this arrangement with Mr. Wright, with the numbers being based on the Company's revised fiscal 2000 budget which includes earnings anticipated from the MCR acquisition.

TERMINATION OF DIRECTORS' RETIREMENT PLAN

     The Company previously had a retirement plan for non-employee directors, but the plan was terminated effective May 1, 1999. In connection with the termination of the plan, directors received the actuarial value of their plan interests in deferred stock units at the market price, payable in stock upon their departure from the Board.

               EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT
                       AND CHANGE-IN-CONTROL ARRANGEMENTS

     The Company has an employment agreement with Dr. Denman which provides for an annual salary of $330,000, and an annual bonus equal to 2% of the Company's net income, without regard to extraordinary items. The agreement is for a three-year term expiring June 30, 2001, but is terminable immediately by the Company for cause. During the 30 months following a change in control, if the Company terminated his employment without cause or took certain other adverse actions, he would receive a lump-sum severance payment equal to 2 times his annual salary and 2 times his target bonus (2% of the Company's budgeted net income), and his employee benefits would continue until the earlier of (A) such time as he obtains new benefits coverage by reason of new employment, or (B) the 2 year anniversary of his termination of employment. The agreement provides an annual financial and estate planning allowance of up to $10,000. It also provides Dr. Denman and his wife with lifetime dental and vision insurance.

     The Company has employment agreements with Messrs. Stolarik, McCabe and Allen which provide for annual salaries, effective October 1, 1999, of $228,804, $206,964 and $195,708, respectively. The agreements may be terminated immediately by the Company for cause, or by either party without cause on 6 months notice. During the 30 months following a change in control, if the Company terminated employment without cause or took certain other adverse actions, the executive would receive a lump-sum severance payment equal to 2 times his annual salary, and his employee benefits would continue until the earlier of (A) such time as he obtains new benefits coverage by reason of new employment, or (B) the 2 year anniversary of his termination of employment. In addition, the Company must reimburse him for any legal fees and expenses he incurs in successfully enforcing these rights.

     The Company had an employment agreement with Mr. Selsor which provided for an annual salary of $165,000. The agreement was terminable immediately by the Company for cause, or by either party without cause on 6 months notice. During the 30 months following a change in control, if the Company terminated his employment without cause or took certain other adverse actions, he would have received a lump-sum severance payment equal to 1.5 times his annual salary, and his employee benefits would have continued until the earlier of (A) such time as he obtains new benefits coverage by reason of new employment, or (B) the 1.5 year anniversary of his termination of employment. In addition, the Company would have had to reimburse him for any legal fees and expenses he incurred in successfully enforcing these rights. Mr. Selsor and the Company entered into a Separation and Release Agreement dated April 20, 1999, with respect to Mr. Selsor's resignation as an officer, whereby his salary and benefits were continued through September 22, 1999 and his options were accelerated.

     The Company also offered "stay-put" bonuses to Messrs. Roth, Denman, McCabe and Selsor during fiscal 1998. These bonuses would have been payable to the named executives in the event of a change in control. The maximum "stay-put" bonus offered to each of the named executives was as follows: Mr. Roth, $313,254; Dr. Denman, $165,770; Mr. McCabe, $121,307; Mr. Selsor, $63,076. The
"stay-put" arrangements expired September 30, 1998, and no "stay-put" payments were made.

     All of the arrangements described on this page were approved by at least one of the managing general partners of Cilluffo Associates, L.P., Frank J.A. Cilluffo and Edward C. Meyer, in their capacity as directors of the Company.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company previously loaned its former President and CEO Jim Roth $230,000 in connection with his relocation in 1992 from California to Virginia at the Company's request. The loan was secured by a second deed of trust on Mr. Roth's Virginia residence, and, until July 1, 1998, bore interest at the rate of 6% per year. From 1993 through 1998, Mr. Roth made annual interest payments as required under the loan. Effective July 1, 1998, one-half of the outstanding principal amount of the loan was forgiven, and the loan ceased to bear interest. The second half of the loan was forgiven effective June 30, 1999. To strengthen its marketing to certain classified government customers, the Company entered into a consulting agreement with Mr. Roth at a rate of $1,600 per day plus expenses, with a guaranteed minimum of 10 days per month through November 5, 1998. Under this agreement, Mr. Roth received $59,727 for his consulting services and expenses. Effective November 6, 1998, the Company renewed the agreement at the same rate but with the guaranteed minimum reduced to 7 days per month. The second agreement has a three-year term and a cost ceiling of $403,200 but may be terminated by either party on 30 days written notice. Under the second agreement, Mr. Roth received $132,057 for his services and expenses during fiscal 1999.

     Mercantile-Safe Deposit and Trust Company ("Mercantile"), of which H. Furlong Baldwin, a former director of the Company, is Chairman of the Board and CEO, has a loan agreement with the Company. The highest amount outstanding during fiscal 1999 was $23.7 million. Borrowings as of June 30, 1999 were $12.6 million. Effective August 27, 1999, the interest rate was reduced from prime to a LIBOR-based rate and the borrowing limit was raised from $30 million to $35 million. In addition, in 1996, the Company financed a $7.5 million equipment lease with Mercantile, and repaid the final $1.0 million of that amount during fiscal 1999.

     On September 2, 1999, the Company completed its acquisition of MCR, of which Dr. McNichols was President, CEO and principal stockholder. The gross purchase price was approximately $27 million, consisting of 2,000,000 shares of Stock of the Company issued to Dr. McNichols, valued at approximately $16 million, and approximately $11 million in cash. The net cash payment was approximately $7 million, and the net purchase price was approximately $23 million, as a result of approximately $4 million of MCR cash being used to pay a portion of the acquisition price. In addition to the 2 million shares of Stock, Dr. McNichols also received $5,892,795 in cash from the Company, from which sum $1,433,398 was paid to MCR in repayment of a loan, and $217,168 was paid to MCR to release MCR's interest in a split-dollar life insurance policy in which family members of Dr. McNichols are the intended beneficiaries, and the balance of $4,242,229 was paid to Dr. McNichols. In connection with the acquisition, Dr. McNichols indemnified the Company for breaches of the acquisition agreement, subject to certain limitations, and the Company agreed to pay Dr. McNichols $300,000 on the second and third anniversaries of the acquisition in exchange for an agreement not to compete with the Company or MCR for three years. Until his retirement in February 2000, Dr. McNichols served as Senior Vice President and General Manager of the Company's MCR Division and President & CEO of MCR Federal, Inc., a subsidiary of the Company, at an annual salary of $147,680.

     Effective May 24, 1999, the Company and General Salomon entered into a consulting agreement, which expires on May 30, 2000, unless extended by mutual agreement. The agreement contains a cost ceiling of $20,000 for the current period of performance. Under the agreement, he provides consulting services, as requested by the Company, to assist in forming strategic alliances and partnerships in support of the Company's pursuit of business opportunities related to the GCSS-Army program and in support of the Company's strategic business goals. As a consultant, he is compensated at the rate of $2,000 per day plus actual and reasonable expenses. During fiscal 1999, he received $4,102 for his consulting services and expenses.

                         COMPENSATION COMMITTEE REPORT
                           ON EXECUTIVE COMPENSATION

     This report describes the philosophy underlying the cash and equity-based components of the Company's executive pay program. It also describes each element of the program, as well as the rationale for compensation paid to the Company's Chief Executive Officer. So that the Company's executive compensation program will be administered objectively, this Committee is comprised entirely of independent directors. Further, Committee members have no "interlocking" relationships as defined by the SEC. The Committee represents the full Board in matters of executive compensation, and recommends to the Board appropriate methods and amounts of executive compensation. It also administers the Company's stock option plans.

COMPENSATION POLICY AND OVERALL OBJECTIVES

     The Company's executive compensation program is designed to link a significant part of executive pay to Company performance, and to the interests of the Company's stockholders. In determining or approving the amount and composition of executive compensation, the Committee's goal is to provide a compensation package that will enable the Company to attract and retain talented executives, reward outstanding performance, and encourage the Company's executives to focus on the interests of stockholders. The Committee's overall focus is on total compensation, although it also examines the individual elements of compensation. The primary components of the Company's executive compensation package are salary, bonus, and stock options.

     The Committee periodically reviews independent third party surveys to ensure that the compensation of the Company's executives is at appropriate levels. The companies contained in these surveys are not the same as either of the groups of companies comprising the "Russell 2000 Index" or the "S&P Technology Index" in the stock price performance graph shown below, because many of the companies in the indices are in different industries or are significantly larger than the Company. Thus, compensation comparisons between those companies and the Company would be inappropriate. Based on its review of the surveys, the Committee believes that the Company's executive compensation, overall, is roughly at the 75th percentile of the market, without assigning any specific weighting to the various elements of compensation. The Committee also believes that the Company's executive compensation is at appropriate levels.

SALARIES

     The Committee's review of each executive officer's base salary takes into consideration the duties of the position, the competitive market, the experience and qualifications of the executive, the performance of the executive, and equity issues relating to pay for other Company executives. In making or approving salary decisions, the Committee exercises its discretion and judgment based on these factors. No specific formula is applied to determine the weight of each factor.

BONUSES

     Under the Company's Incentive Compensation Plan, executives may receive bonuses based on performance. With the exception of the CEO's bonus, which is discussed below, bonuses are discretionary, and not targeted to a fixed percentage of salary; rather, they are based on several performance factors, including the performance of the Company as a whole or the performance of the executive's division, improvement of business base, quality of service and product, control of costs, quality of personnel selection and training, and conformity to general Company policies and directives. No specific weighting has been assigned to these performance measures. Bonuses are typically determined and paid after fiscal year end, in conjunction with a review of the Company's performance for the year in question.

STOCK OPTIONS

     The Company has two types of employee stock option plans. The first type is the conventional option plan, under which options are granted at fair market value to key employees who are expected to contribute materially to the Company's success. The Committee intends to continue using stock options as the primary long-term incentive, because they provide rewards to executives only to the extent the Stock price increases after the options are granted. This helps to focus executives on increasing stockholder value over the long term.

     The Company also has a Cash Compensation Replacement Plan ("CCRP"), which is designed to encourage officers to voluntarily forego cash compensation (up to 25% of salary and 100% of bonus) in exchange for equity (Stock or options) at a 20% discount. The discount formulas are described in note 2 to the Table on page 12 entitled "Option Grants in Last Fiscal Year". The Committee believes that the CCRP is an appropriate means to encourage equity ownership among officers and more closely align their interests with those of stockholders, while reducing the Company's cash outlays for executive compensation.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

     Upon Dr. Denman's promotion to CEO on July 1, 1998, the Committee raised the CEO's salary to $330,000. This amount was determined by the Committee to be a reasonable increase in the CEO's salary which had been at the $300,000 level since July 1, 1994. The Committee believes the salary is roughly at the 75th percentile of market levels based on the surveys mentioned above.

     To encourage the CEO to do his utmost to increase the Company's profitability, his bonus is strictly based on a formula tied to net income. Specifically, the CEO receives 2% of the Company's consolidated net income, without regard to any extraordinary items of income or loss. The Committee believes this formula provides the opportunity for payoffs commensurate with the Company's earnings. Under this formula, the CEO received no bonus for fiscal 1996 and 1997.

     For fiscal 1999, the Committee approved an adjustment to President Denman's bonus, because the bonus had been negotiated on the assumption that all of the Company's remaining tax loss carryforwards would flow through the Company's income statement. Instead, upon further consultation and analysis with the Company's auditors, Deloitte & Touche, it was agreed that the appropriate accounting treatment was to credit $3.425 million of the tax benefit directly to equity. This accounting treatment resulted in (a) a reduction of $3.425 million to the Company's fiscal 1999 net income, and (b) a reduction of $68,500 to President Denman's bonus. The Committee concluded that, in the interest of fairness and equity, this deficit should be paid to President Denman as part of his fiscal 1999 bonus, for a total fiscal 1999 bonus of $251,120.

     The Committee also periodically grants conventional stock options to the CEO in amounts determined by the Committee as appropriate to align his compensation package with stockholder interests and believed by the Committee to be consistent with competitive market practice.

DEDUCTIBILITY OF COMPENSATION UNDER SECTION 162(m) OF THE INTERNAL REVENUE CODE

     Because the salary and bonus levels of the Company's CEO and other executive officers are well below the $1 million cap on deductible executive compensation under Section 162(m) of the Internal Revenue Code, the Committee believes there is no current need to qualify these salary and bonus components of the Company's executive compensation program under that Section. The Committee has, however, sought to ensure that compensation that may in the future be recognized by executives under the Company's stock option programs will be fully deductible under Section 162(m). Nevertheless, the Committee reserves the right to award future compensation which would not (or potentially would not) comply, if it determines this to be in the Company's best interest.

     Leslie B. Disharoon, Chairman, Compensation Committee
     Peter A. Cohen
     Charles H.P. Duell

                       COMPENSATION COMMITTEE INTERLOCKS
                           AND INSIDER PARTICIPATION

     There is no "interlock" or "insider participation" (as those terms are defined by the SEC) in the Compensation Committee of the Board.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Based solely on a review of SEC Forms 3, 4 and 5 and amendments thereto furnished to the Company with respect to fiscal 1999, all of such forms were filed on a timely basis with respect to fiscal 1999, except that Frank Cilluffo failed to timely file four reports with respect to 31 transactions effected in fiscal 1999.

                     CUMULATIVE TOTAL STOCKHOLDER RETURN(1)
                               PERFORMANCE CHART

          [Graph depicting cumulative total stockholder return performance of GRC International, Inc. as against (i) Russell 2000 Index, (ii) S&P Technology Index and (iii) S&P 500 Index]


                                         GRC INTERNATIONAL,
                                                INC.           S&P TECHNOLOGY INDEX      S&P 500 INDEX        RUSSELL 2000 INDEX
                                         ------------------    --------------------      -------------        ------------------
Dec 94                                          100                    100                    100                    100
Dec 95                                          131                    163                    126                    118
Dec 96                                          320                    194                    159                    144
Dec 97                                           46                    295                    214                    165
Dec 98                                           85                    396                    279                    100
Dec 99                                           71                    653                    342                    100

                                INDEXED RETURNS

                                                   BASE
                                                  PERIOD                 YEARS ENDING
                                                  ------    --------------------------------------
                 COMPANY/INDEX                     1994     1995    1996     1997     1998    1999
                 -------------                    ------    ----    ----    ------    ----    ----
GRC International, Inc. ........................   100      131     320       46       85      71
S&P Technology Index............................   100      163     194      295      396     653
S&P 500 Index...................................   100      126     159      214      279     342
Russell 2000 Index..............................   100      118     144      165      190     190

                           ANNUAL RETURN PERCENTAGES

                                                                        YEARS ENDING
                                                            ------------------------------------
COMPANY/INDEX                                               1995    1996    1997    1998    1999
-------------                                               ----    ----    ----    ----    ----
GRC International, Inc. ..................................   31     144     (86)     86     (17)
S&P Technology Index......................................   63      19      52      34      65
S&P 500 Index.............................................   26      26      35      30      23
Russell 2000 Index........................................   18      22      14      15       0

---------------
(1) Graph and tables show cumulative total return through June 30, 1999 of $100 investment made on June 30, 1994, with dividends reinvested. The Russell 2000 Index has been added to the Cumulative Total Stockholder Return chart because it is the most commonly referenced indicator of small-cap stock performance. The S&P Technology Index will be eliminated from the chart next year because it is composed primarily of large-cap companies and electronic hardware manufacturers.